Exhibit 99.2

WeShop Holdings Limited and Subsidiaries

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026

WeShop Holdings Limited and Subsidiaries

i

WeShop Holdings Limited and Subsidiaries

Consolidated Balance Sheet

As of June 30, 2026 (Unaudited) and December 31, 2025

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash	£210,565	£3,066
Accrued income	35,281	49,114
Other current assets	221,945	501,943
Total current assets	467,791	554,123
Intangible assets, net	10,758,905	11,758,905
Property and equipment, net	21,479	25,839
Total assets	£11,248,175	£12,338,867

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	£3,016,694	£4,069,330
Notes payable	196,497	340,072
Accrued interest	31,120	67,512
Loans payable	100,000	100,000
Loans payable - related party	2,266,666	1,766,666
Accrued interest - related party	177,664	43,153
Total current liabilities	5,788,641	6,386,733
Total liabilities	5,788,641	6,386,733

Commitments and contingencies (Note 11)
Ordinary shares, no par value unlimited authorized shares, 11,585,687 and 10,963,783 shares, issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	158,619,503	153,948,088
Accumulated deficit	(153,159,969)	(147,995,954)
Total shareholders’ equity	5,459,534	5,952,134
Total liabilities and shareholders’ equity	£11,248,175	£12,338,867

The accompanying notes are an integral part of these consolidated financial statements

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WeShop Holdings Limited and Subsidiaries

Consolidated Statements of Operations

For the six months ended June 30, 2026 and 2025 (Unaudited)

	June 30, 2026	June 30, 2025

Net revenues	£54,359	£281,590
Costs and expenses:
Cost of sales	84,020	333,117
General and administrative	3,266,823	2,202,138
Sales and marketing	243,253	2,750
Research and development	402,675	274,484
Depreciation and amortization expense	1,006,144	1,005,726
Total costs and expenses	5,002,915	3,818,215
Operating loss	(4,948,556)	(3,536,625)
Other losses:
Other expense, net	(35,916)	(25,779)
Change in fair value of convertible notes	-	(117,755)
Interest expense	(179,543)	(356,109)
Net loss	£(5,164,015)	£(4,036,268)

Basic and diluted net loss per Ordinary Share	£(0.45)	£(0.50)
Weighted average shares outstanding, basic and diluted	11,403,236	7,985,717

The accompanying notes are an integral part of these consolidated financial statements

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WeShop Holdings Limited and Subsidiaries

Consolidated Statements of Shareholders’ Equity

For the six months ended June 30, 2026 and 2025 (Unaudited)

	Class A - Ordinary Shares		Class B - Ordinary Shares		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance as of December 31, 2024	7,985,717	£92,108,120	-	£-	£(84,682,514)	£7,425,606
Share-based compensation	-	333,606	-	-	-	333,606
Net loss	-	-	-	-	(4,036,268)	(4,036,268)
Balance as of June 30, 2025	10,963,783	92,441,726	-	-	(88,718,782)	3,722,944

Balance as of December 31, 2025	10,963,783	153,948,088	-	-	(147,995,954)	5,952,134
Performance incentive options exercised	621,904	4,441,868	-	-	-	4,441,868
Share-based compensation	-	229,547	-	-	-	229,547
Net loss	-	-	-	-	(5,164,015)	(5,164,015)
Balance as of June 30, 2026	11,585,687	£158,619,503	-	£-	£(153,159,969)	£5,459,534

The accompanying notes are an integral part of these consolidated financial statements

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WeShop Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025 (Unaudited)

	For the six months ended
	June 30, 2026	June 30, 2025
Cash Flows from Operating Activities
Net loss	£(5,164,015)	£(4,036,268)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	1,006,144	1,005,726
Share-based compensation	229,547	333,606
PIK Interest	81,426	-
Change in fair value of convertible notes	-	117,755
Changes in operating assets and liabilities:
Accrued income	13,833	54,181
Other current assets	279,998	31,470
Accounts payable and accrued expenses	(1,052,636)	181,023
Accrued interest - related party	134,510	132,699
Accrued interest	(36,392)	204,799
Net cash used in operating activities	(4,507,585)	(1,975,009)

Cash flows from Investing Activities
Purchases of property and equipment	(1,784)	(457)
Net cash used in investing activities	(1,784)	(457)

Cash flows from Financing Activities
Proceeds from performance incentive grants exercised	4,441,868	-
Proceeds from issuance of loans - related parties	500,000	-
Proceeds from the issuance of convertible notes payable	-	800,000
Repayments of notes payable	(225,000)	-
Proceeds from the issuance of convertible notes payable - related parties	-	1,250,000
Net cash provided by financing activities	4,716,868	2,050,000
Net increase in cash	207,499	74,534
Cash, beginning of year	3,066	28,066
Cash, end of the year	£210,565	£102,600

The accompanying notes are an integral part of these consolidated financial statements

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WeShop Holdings Limited and Subsidiaries

Notes to the Consolidated Financial Statements

For the six months period ended June 30, 2026 and 2025

Note 1 – ORGANIZATION AND BUSINESS OPERATIONS

WeShop Holdings Limited (“WeShop” or the “Company”) is a British Virgin Islands business company limited by shares (registration number 2046056) and domiciled in the British Virgin Islands. The Company operates a community-owned social commerce platform through which users may earn platform-based rewards that may become eligible for settlement in Class A ordinary shares subject to specified vesting conditions, holding periods and redemption mechanics. The Company earns revenue primarily from advertising on its platform and commissions on sales generated through the platform.

On November 14, 2025, the Company’s Class A ordinary shares were admitted to trading on the Nasdaq Capital Market under the ticker symbol “WSHP”.

The Company has two classes of ordinary shares designated as Class A ordinary shares and Class B ordinary shares. Class A ordinary shares are publicly traded on the Nasdaq Capital Market. Class B ordinary shares are held by The WeShop Community Trust (the “Trust”) for the purpose of facilitating settlement of ShareBack rewards and may convert into Class A ordinary shares upon redemption by eligible users.

As of June 30, 2026, the Company had four wholly owned subsidiaries:

● This is How Limited, incorporated in Jersey, Channel Islands;

● WeShop Management UK Ltd., incorporated in the United Kingdom;

● WeShop Management US LLC, incorporated in the United States and

● WeShop US Inc. incorporated in the United States.

Note 2 – LIQUIDITY

During the six months ended June 30, 2026 and 2025, the Company incurred net losses of approximately £5.2 million and £4 million, respectively, and had an accumulated deficit of approximately £153.2 million as of June 30, 2026. Of the accumulated deficit, approximately £118 million relates to cumulative non-cash share-based compensation expense recognized since inception.

The Company expects to continue to incur net losses in the near term as it continues to develop and scale its platform, expand its user base, support its expansion into additional markets, including the United States, and invest in sales, marketing and technology development activities.

Historically, the Company has financed its operations primarily through private placements of equity securities and issuances of convertible debt. During 2025, the Company completed a direct listing of its Class A ordinary shares on the Nasdaq Capital Market and completed a number of debt conversions, which reduced certain outstanding obligations and changed the composition of its capital structure.

As of June 30, 2026, the Company had limited cash resources and continues to rely on additional capital funding and potential support from certain affiliated parties, including holders of performance incentive grants, to fund its ongoing operations. The Company’s future capital requirements will depend on many factors, including its revenue growth rate, the timing and extent of spending to support continued platform development, expansion into additional markets, including the United States, sales and marketing activities and general operating requirements. The Company may seek to obtain additional financing through equity issuances, debt financings or other capital sources. Following the admission of its Class A ordinary shares to trading on the Nasdaq Capital Market in November 2025, the Company has the ability to pursue additional financing through the public capital markets; however, there can be no assurance that such financing will be available on acceptable terms, or at all.

Management believes that the Company’s existing cash resources, together with proceeds received subsequent to June 30, 2026 from exercises under the performance incentive grant program and expected proceeds from additional vested performance incentive grants that may be exercised by holders, are expected to support the Company’s planned operating activities and organizational development following its admission to trading on Nasdaq. In addition, the Company has received letters of support from certain related parties, confirming their intention, if required, to provide financial support — whether through equity investment, shareholder loans or other funding arrangements — for a period of at least twelve months from the date of approval of these interim financial statements, to enable it to meet its liabilities as they fall due. These letters of support are expressions of intent and do not constitute legally binding commitments and do not specify a quantified amount of support; however, management has no reason to believe these parties will not honour their stated intentions. On this basis, the interim financial statements have been prepared on a going concern basis.

Management has evaluated the Company’s liquidity position and projected cash requirements for a period of at least twelve months from the date these consolidated financial statements were available to be issued. Based on this evaluation, including anticipated resource allocation initiatives, continued access to affiliated support arrangements and the Company’s ability to pursue additional financing following its Nasdaq listing, management believes that the Company will have sufficient liquidity to fund its planned operations and meet its obligations as they become due for at least the next twelve months from the issuance date of these consolidated financial statements.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These consolidated financial statements do not include all disclosures that would be included in the Company’s annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 included in the 2025 Annual Report on Form 20-F. The results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026 or any other future period.

The Company’s fiscal year end is December 31. The consolidated financial statements are presented in pounds sterling (£), which is the functional currency of the Company and its subsidiaries.

On September 15, 2025, the Company’s Board of Directors approved a 1-for-4 reverse share split of its issued ordinary shares, which became effective on October 22, 2025. All share and per-share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of WeShop Holdings Limited, its wholly owned subsidiaries and The WeShop Community Trust. The WeShop Community Trust has been determined to be a variable interest entity (“VIE”) for which the Company is the primary beneficiary. Accordingly, the financial position and results of operations of the Trust are included in the consolidated financial statements.

All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company evaluates entities for consolidation in accordance with ASC 810, Consolidation. Variable interest entities (“VIEs”) are consolidated when the Company has both (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

The Company has established the WeShop Community Trust in connection with the operation of the ShareBack Plan. The purpose of the Trust is to hold a special Class B ordinary share and to facilitate the administration of the ShareBack Plan, including the mechanism through which Class A ordinary shares may be delivered to eligible platform users upon redemption of WePoints in accordance with applicable program terms and securities law requirements. The WeShop Community Trust does not operate as a traditional commercial entity and its activities are limited to those necessary to support the operation of the ShareBack Plan.

The Company determined that the WeShop Community Trust is a variable interest entity because it does not have sufficient equity at risk to finance its activities without additional support and because its governing arrangements restrict the decision-making authority of the trust to activities that are directed in connection with the Company’s ShareBack Plan. The Company is the primary beneficiary of the WeShop Community Trust because it has the power to direct the activities that most significantly impact the trust’s economic performance and has the obligation to absorb losses or the right to receive benefits.

Segment Reporting

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer, who evaluates financial performance and allocates resources based on consolidated operating results, reflecting the Company’s integrated social commerce platform and single business strategy.

The CODM uses operating loss as the primary measure of segment performance in assessing results and making decisions regarding resource allocation.

In accordance with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Company has disclosed significant expense categories that are regularly provided to and reviewed by the CODM. These expense categories include:

- cost of sales;

- sales and marketing expenses;

- research and development expenses;

- general and administrative expenses;

- performance incentive grants (share-based compensation);

- depreciation and amortization expenses; and

- interest expense.

These expense categories are consistent with those presented in the consolidated statements of operations.

The CODM reviews consolidated revenue and operating loss together with the expense categories listed above when evaluating the Company’s financial performance and determining how to allocate resources. The CODM does not regularly review segment asset information in evaluating performance or allocating resources.

Because the Company operates as a single reportable segment, no additional segment-level financial information is presented.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant estimates include, but are not limited to, estimates related to revenue recognition and associated returns reserves, the recoverability of intangible assets, the fair value of convertible notes measured under the fair value option, and the valuation of share-based compensation awards, including performance incentive grants. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company applies the following model in determining revenue recognition:

● identification of the contract with a customer;

● identification of the performance obligations in the contract;

● determination of the transaction price;

● allocation of the transaction price to the performance obligations; and

● recognition of revenue when, or as, performance obligations are satisfied.

Substantially all of the Company’s performance obligations are satisfied at a point in time.

Affiliate Revenue: The Company earns commission revenue from affiliate marketing arrangements in which it promotes retailers’ products through its platform and directs users to retailers’ websites via tracked affiliate links. The Company’s customers in these arrangements are the affiliate networks through which the Company contracts.

The Company is not the seller of record for transactions between users and retailers and does not control the underlying goods or services prior to transfer to the end customer. Accordingly, the Company recognizes commission revenue on a net basis, representing the consideration earned for its referral and promotional services.

Commission revenue is recognized at the point in time when the underlying qualifying transaction occurs and the Company’s performance obligation has been satisfied. Commission revenue is recorded net of estimated cancellations, returns, rejections and other adjustments based on historical experience and current trends and is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur.

Advertising services: The Company provides advertising services to sellers, vendors and other partners through sponsored placements and display and video advertising on its platform. The Company controls the advertising inventory prior to delivery and therefore acts as principal in these arrangements.

Advertising revenue is recognized on a gross basis as advertising services are delivered, based on the number of impressions or clicks generated in accordance with contractual arrangements.

Payments from affiliate networks are typically received within 30 to 90 days following validation of the underlying transactions. Validation affects the timing of settlement but does not necessarily affect the timing of revenue recognition to the extent the Company can reasonably estimate the related variable consideration and concludes that a significant reversal of cumulative revenue recognized is not probable.

Customer Concentration

For the six months ended June 30, 2026, there were a total of three customers who accounted for approximately 74% of revenues and four who accounted for approximately 95% of total receivables.

For the six months ended June 30, 2025, three customers accounted for approximately 87% of revenues, and one customer accounted for approximately 85% of total receivables.

The three customers referenced above for the six months ended June 30, 2026 in relation to revenue were Awin, Commission Junction and eBay. Revenue for the six months ended June 30, 2026 was derived almost entirely from the United Kingdom.

The four customers referenced above for the six months ended June 30, 2026 in relation to receivables were Awin, Commission Junction, Impact Radius and Partnerize. Receivables for the six months ended June 30, 2026 was derived almost entirely from the United Kingdom.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued Income

Accrued income primarily represents contract assets arising from the Company’s right to consideration in exchange for services transferred to affiliate network counterparties when that right is conditional on factors other than the passage of time, including transaction validation processes performed by the affiliate networks.

Accrued income includes commissions earned on qualifying consumer transactions for which the Company has satisfied its performance obligation but for which payment has not yet been received. These amounts are recorded net of estimated cancellations, returns and other adjustments based on historical experience and current trends.

The carrying amount of accrued income is reduced by a reserve for estimated cancellations, returns and other adjustments, which reflects management’s estimate of expected adjustments based on historical experience and known transaction-level information from affiliate platforms.

Other Current Assets

The following table summarizes other current assets:

	June 30, 2026	December 31, 2025
Prepayments	£151,175	£398,725
Prepaid taxes	67,289	40,842
Other debtors	718	38,232
Other current assets	2,763	24,144
Total	£221,945	£501,943

Cost of Sales

Cost of sales primarily consists of non-cash share-based compensation expense associated with contingent share entitlements issued under the Company’s ShareBack incentive program.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising costs and payroll and related expenses for personnel engaged in marketing and promotional activities, including share-based compensation associated with marketing services. Advertising expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily consist of payroll and related expenses for personnel engaged in corporate functions, including executive management, finance, legal and administrative support, as well as professional fees, insurance costs, facilities-related expenses and corporate and listing-related costs associated with operating as a public company. General and administrative expenses also include share-based compensation expense related to employee equity incentive plan awards.

Performance Incentive Share-Based Compensation

Performance incentive grants (share-based compensation) consist of share-based compensation expense associated with performance-based equity awards granted to certain senior personnel and service providers. These awards include market-based vesting conditions linked to specified Company valuation thresholds and are accounted for in accordance with ASC 718, Compensation-Stock Compensation. Expense is recognized over the derived service period based on the grant-date fair value of the awards and is presented separately in the consolidated statements of operations due to the nature and significance of these awards.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits held with financial institutions and amounts due from affiliate network counterparties. The Company monitors settlement activity and historical collection experience associated with these balances and has not experienced significant credit losses related to these counterparties.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes cash deposits held with financial institutions that management believes are of high credit quality. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents for the six months ended June 30, 2026 and 2025.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company measures certain financial assets and liabilities at fair value on a recurring basis. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs used in measuring fair value into the following three levels:

Level 1 — Observable inputs obtained from quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or inputs that are derived principally from or corroborated by observable market data.

Level 3 — Unobservable inputs for which there is little or no market data and that require the Company to develop its own assumptions market participants would use in pricing the asset or liability.

The Company measures certain financial instruments at fair value on a recurring basis, including certain convertible notes payable for which the fair value option has been elected in accordance with ASC 825, Financial Instruments.

The carrying amounts of accrued income, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments

Convertible Notes Payable

The Company evaluates convertible debt instruments issued to determine their appropriate accounting classification in accordance with ASC 480, Distinguishing Liabilities from Equity. If an instrument does not meet the criteria for liability classification under ASC 480, the Company evaluates whether any embedded features require bifurcation as derivatives in accordance with ASC 815, Derivatives and Hedging.

Embedded conversion features that meet the definition of a derivative and do not qualify for a scope exception are bifurcated from the host instrument and accounted for separately as derivative liabilities at fair value, with changes in fair value recognized in the consolidated statements of operations.

As of June 30, 2026 and December 31, 2025, all convertible debt instruments were converted.

Share-Based Compensation

The Company accounts for share-based compensation arrangements in accordance with ASC 718, Compensation—Stock Compensation. Share-based compensation expense is recognized based on the grant-date fair value of awards issued to employees, directors, consultants and other service providers and is recognized over the requisite service period, if any, associated with the awards.

The Company grants share-based awards in various forms, including share options and performance-based incentive awards to employees, directors and consultants, as well as platform-based reward entitlements issued to users of the Company’s platform under its ShareBack incentive program.

Equity-classified share-based awards are measured at grant-date fair value and are not subsequently remeasured unless the awards are modified. The Company accounts for forfeitures as they occur rather than estimating forfeitures at the grant date.

The fair value of share option awards is estimated on the grant date using option pricing models that incorporate assumptions related to expected volatility, expected term, risk-free interest rates and expected dividend yield.

Certain performance-based incentive awards are measured at grant-date fair value using valuation techniques that incorporate market-based inputs and probability-weighted outcome scenarios, including Monte Carlo simulation methodologies where appropriate.

Under the Company’s ShareBack incentive program, users may receive contingent share entitlements (“Contingent Shares”) based on qualifying activity on the Company’s platform. Expense related to Contingent Shares is recognized at the grant date when the underlying qualifying transaction occurs. Although Contingent Shares are subject to a 12-month holding period prior to settlement upon request for issuance of share certificates or withdrawal, this restriction represents a delayed exercisability provision rather than a substantive service condition as defined by ASC 718. Accordingly, compensation expense is recognized immediately at grant date.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding during the reporting period.

The Company has two classes of ordinary shares designated as Class A ordinary shares and Class B ordinary shares. Class B ordinary shares are held by The WeShop Community Trust and are not participating securities because they do not have rights to dividends or distributions prior to conversion into Class A ordinary shares. Accordingly, Class B ordinary shares are not included in the calculation of basic earnings (loss) per share.

Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, including the effect of potentially dilutive ordinary share equivalents, when such securities are dilutive.

Potential ordinary share equivalents include share options, performance-based incentive awards, contingent share entitlements issued under the Company’s ShareBack incentive program and Class B ordinary shares that may convert into Class A ordinary shares upon redemption. These instruments are excluded from diluted earnings (loss) per share when their effect would be anti-dilutive.

Because the Company reported a net loss for the six months ended June 30, 2026 and 2025, all potentially dilutive instruments were anti-dilutive and therefore excluded from the computation of diluted earnings (loss) per share.

Income Taxes

According to British Virgin Islands corporate taxation, there is a zero-rated income tax regime for all BVI-domiciled corporate entities, and there is no concept of residence applicable to BVI corporate taxation.

The Company was incorporated in the BVI and is governed by the laws of the BVI.The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. The effect of changes in enacted tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period of enactment.

The Company records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, management considers all available evidence, including historical operating results, projections of future taxable income, the timing of reversal of temporary differences and tax planning strategies.

The Company recognizes the financial statement effects of uncertain tax positions when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities. Interest and penalties related to uncertain tax positions, if any, are recorded as a component of income tax expense.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over the estimated useful life of the related assets.

Assets	Estimated useful life
Computer and equipment	5 Years

Routine maintenance, repairs and replacement costs are expensed as incurred. Improvements that extend the useful lives of assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

The Company evaluates property and equipment for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. No impairment losses were recognized for the six months ended June 30, 2026 and 2025.

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Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines whether an arrangement is a lease at inception. For leases in which the Company is the lessee, right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term.

Because the rate implicit in the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of future lease payments. The incremental borrowing rate represents a hypothetical rate the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment.

The Company has elected the short-term lease recognition exemption for leases with a term of 12 months or less. Accordingly, lease payments for any such arrangements are recognized as lease expense on a straight-line basis over the lease term. As of June 30, 2026 and December 31, 2025, the Company did not have any operating or finance lease right-of-use assets or lease liabilities recorded on the consolidated balance sheets.

Intangible Assets

Intangible assets consist of the acquired brand name and relationships that were acquired through an asset acquisition in 2022. This transaction did not meet the definition of a business combination as substantially all of the fair value of the gross assets acquired was concentrated in the finite-lived developed technology intangible asset. As a result, this transaction was accounted for as an asset acquisition and the total purchase consideration was allocated to intangible assets, amortized over an estimated useful life of ten years.

The Company evaluates the recoverability of finite-lived intangible assets in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the undiscounted future cash flows expected to result from the use and eventual disposition of the asset group.

If the carrying amount of the asset group exceeds its undiscounted cash flows, an impairment loss is recognized equal to the amount by which the carrying value exceeds fair value. No impairment of intangible assets was recognized for the six months ended June 30, 2026 and 2025.

Foreign Currency

The functional currency of the Company and its subsidiaries is pounds sterling (£), which is also the reporting currency of the consolidated financial statements.

Transactions denominated in currencies other than the functional currency are remeasured into pounds sterling using exchange rates in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are remeasured using exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recognized in the consolidated statements of operations.

The Company had limited transactions denominated in foreign currencies during the period ended June 30, 2026 and 2025.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires expanded expense disclosures. The amendments are effective for fiscal years beginning after December 15, 2026. The Company is evaluating the impact of adoption.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify accounting for certain induced conversions of convertible debt. The amendments in ASU 2024-04 are effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting periods. The Company is evaluating the impact of adoption.

The Company does not expect other recently issued accounting pronouncements to have a material impact on its consolidated financial statements.

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Note 4 - PROPERTY AND EQUIPMENT, NET

The following table summarizes property and equipment:

	June 30, 2026	December 31, 2025
Computer and equipment	£60,283	£58,499
Less: accumulated depreciation	(38,804)	(32,660)
Property and equipment, net	£21,479	£25,839

Depreciation expense was £6,144 and £5,726 for the six months ended June 30, 2026 and June 30, 2025 respectively.

Note 5 - INTANGIBLE ASSETS

The following table summarizes intangible assets:

	June 30, 2026	December 31, 2025
Developed technology	£20,000,000	£20,000,000
Less: accumulated amortization	(9,241,095)	(8,241,095)
Intangible assets, net	£10,758,905	£11,758,905

Amortization expense was £1,000,000 for the six months ended June 30, 2026 and 2025.

The below table represents the future amortization expense:

2026	£1,000,000
2027	2,000,000
2028	2,000,000
2029	2,000,000
2030	2,000,000
Thereafter	1,758,905
£10,758,905

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Note 6 - DEBT

The following table summarizes debt:

	June 30, 2026	December 31, 2025
Debt
Notes payable	£196,497	£340,072
Loan payable	100,000	100,000
Loans payable - related party	2,266,666	1,766,666
Accrued interest	31,120	67,512
Accrued interest - related party	177,664	43,153
	£2,771,947	£2,317,403

The sections below describe the Company’s principal borrowing arrangements outstanding during the periods presented, beginning with the secured convertible loan notes issued in 2023.

Legacy third-party loan arrangement (PIK facility)

On February 10, 2023, the Company entered into a note agreement with a third party investor for an aggregate principal amount of £200,000, followed by an add-on investment of £15,499. The advances bear interest at rates of 1.5% and 2.0% per month, respectively. Following the first anniversary of each advance, unpaid accrued interest is capitalized to the principal balance and thereafter accrues on a paid-in-kind (“PIK”) basis.

As of June 30, 2026, amounts outstanding under this loan arrangement totaled £217,654, consisting of £196,497 of principal (including capitalized £81,426 PIK interest) and £21,157 of accrued interest.

365-day third-party loan facility

During the year ended December 31, 2025, the Company entered into a loan facility with a third-party lender pursuant to which it received an advance of £100,000. This facility has a contractual terms of 365 days from the respective date of drawdown.

As of June 30, 2026, accrued interest at 12% per annum outstanding in relation to this facility which totaled £7,430.

Related-party loan facilities

During the year ended December 31, 2025, the Company entered into loan facilities with related-party lenders pursuant to which it received advances totaling £2,266,666. Please refer to Note 7 – Related Parties for further details of these loans.

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Note 7 - RELATED PARTIES

Related -party loan facilities

During the year ended December 31, 2025, the Company entered into loan facilities with entities controlled by members of the Board of Directors, as well as with an entity that is a related party by virtue of its beneficial ownership of the Company’s ordinary shares that was a result of conversion of a convertible note prior to listing. As of June 30, 2026, the outstanding amounts under two of these facilities had increased; the balances as of that date are set out below.

● £883,333 from FFIH Limited;

● £500,000 from HallCo Limited; and

● £883,333 from Hawk Investment Holdings Limited

The facilities from FFIH Limited and HallCo Limited are repayable on demand.

Interest under the Hawk Investment Holdings Limited facility is capitalized into principal monthly. As a result, the outstanding principal balance under this facility exceeds the cash provided by the amount of interest capitalized to date.

As of June 30, 2026, amounts outstanding under these facilities totaled £2,266,666 of principal, with accrued interest of £177,664. As of December 31, 2025, amounts outstanding under these facilities totaled £1,766,666 of principal, with accrued interest of £43,153

FFIH Limited became a related party in December 2024 following the appointment of John Foley to the Board of Directors. HallCo Limited became a related party in March 2025 following the appointment of Paul Teasdale to the Board of Directors. Hawk Investment Holdings Limited became a related party in September 2025 upon becoming the beneficial owner of more than 5% of the Company’s Class A ordinary shares following conversion of previously issued convertible loan notes.

Convertible notes

The Company had convertible notes with related parties during the year ended December 31, 2025. These notes were converted into ordinary shares during 2025, and no related-party convertible note balance remained outstanding as of December 31, 2025 or June 30, 2026.

Share-based compensation awarded to directors and executive officers

On October 14, 2025, the Company granted performance-based option awards over an aggregate of 5,250,001 ordinary shares to certain directors and executive officers, comprising John Garner (Founder) – 3,250,001 shares, John Foley (Chairman) – 1,000,000 shares, and Paul Teasdale (Non-Executive Director) – 1,000,000 shares. These awards vest across six tranches upon the Company achieving specified market-capitalization valuation targets ranging from $500 million to $1 trillion, subject to continued service.

As of December 31, 2025, four of the six market-capitalization tranches (representing 4,900,000 of the 5,250,001 shares granted) had vested, with each target achieved in November 2025. The remaining two tranches (350,001 shares) remained unvested as of both December 31, 2025 and June 30, 2026.

During the six months ended June 30, 2026, John Garner exercised 621,904 vested options for cash proceeds of $5,995,215 (recorded as approximately £4,441,868). As of June 30, 2026, 4,628,097 shares remained outstanding under these awards, of which 4,278,096 were vested and not yet exercised.

Directors and executive officers also hold options granted under the Company’s broader share option plan available to all employees. Further information regarding this plan, including applicable vesting terms, is included in Note 8 – Share-Based Compensation.

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Note 8 - SHARE BASED COMPENSATION

ShareBack Incentive Program

Since inception, the Company has operated a ShareBack incentive program designed to reward platform users for qualifying transactional and referral activity on the WeShop platform through equity-settled share-based incentives.

Under the ShareBack program, users earn contingent entitlements to shares (“Contingent Shares,” also referred to as “WePoints”) based on:

●	qualifying purchases completed through the platform (“Qualifying Transactions”)
●	qualifying content or recommendations that generate transactional activity from other users (“Qualifying Recommendations”)
●	qualifying referral activity resulting in purchases by referred users (“Qualifying Referrals”)

Contingent Shares are awarded once the underlying transaction has been confirmed by the retailer but may subsequently be revoked if the transaction is cancelled, returned, or otherwise fails to generate commission income for the Company.

Contingent Shares represent equity-settled share-based awards within the scope of ASC 718. These awards are not subsequently remeasured after grant. Users are not required to provide cash consideration to receive these awards.

The number of Contingent Shares awarded is determined based on the applicable ShareBack rate associated with the relevant qualifying activity and the Company’s share price determined in accordance with program rules at the time the award is calculated.

Following confirmation of the qualifying transaction, Contingent Shares become eligible for redemption no earlier than the fifteenth business day of February, May, July, or November commencing 395 days after the date of initial issuance. Eligible Contingent Shares may be redeemed only during the applicable redemption window, which ends at 5:00 p.m. New York City time on the twentieth business day thereafter, unless the Company elects to extend the redemption period.

If eligible Contingent Shares are not redeemed on or before the expiration of the applicable redemption window, they become void and all rights associated with those Contingent Shares cease.

When redeeming Contingent Shares, holders are required to redeem all then-eligible Contingent Shares and may not redeem only a portion of their eligible balance. Fractional Contingent Shares may not be redeemed and, unless the Company elects in its sole discretion to carry such fractional amounts forward to a subsequent redemption period, any fractional Contingent Shares will become void.

Upon valid redemption, eligible Contingent Shares are settled into Class A ordinary shares delivered by the WeShop Community Trust.

Because the redemption eligibility period does not represent a substantive service condition, compensation cost is recognized at the grant-date fair value of the Contingent Shares when the qualifying transaction is confirmed.

The following table presents a roll forward of Contingent Shares for the six months ended June 30, 2026 and June 30, 2025:

Balance as of January 1, 2025	1,974,208	Intrinsic value £
Granted	44,100
Cancelled	-
Reversed	(30,271)
Redeemed	(2,054)
Balance as of June 30, 2025	1,985,983	43,373,869

Balance as of December 31, 2025	1,385,392
Granted	77,018
Cancelled	(219,069)
Reversed	(49,948)
Redeemed	(45)
Balance as of June 30, 2026	1,193,348	7,937,953

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Note 8 - SHARE BASED COMPENSATION (continued)

For the periods ended June 30, 2026 and 2025, the Company recorded a net increase of 27,227 and an increase of 47,515 Contingent Shares, respectively, to various account holders at a weighted average grant date value of £11.73 and £5.87, respectively.

During the periods ended June 30, 2026 and 2025, the Company recorded £95,867 and £269,670, respectively, of share-based compensation expense, related to the Contingent Shares. The cancellations primarily arose from (i) reversals following retailer transaction verification outcomes relating to qualifying transactions, and (ii) the application of program terms under which WePoints may be forfeited where user accounts remain inactive for a defined period (currently three months) or otherwise cease to meet eligibility requirements. Share-based compensation expense related to the ShareBack program is presented within cost of sales in the consolidated statements of operations.

As of June 30, 2026 and December 31, 2025, a total of 1,193,348 and 1,385,392 Contingent Shares remained outstanding. A significant portion of these Contingent Shares relates to awards issued prior to the Company’s listing in November 2025 that had not yet reached their first eligible redemption window under the redemption mechanics introduced in connection with the listing. Under the updated program terms communicated to users through the platform’s terms and conditions, Contingent Shares became redeemable only during specified quarterly redemption windows occurring no earlier than the fifteenth business day of February, May, July, or November following completion of the applicable post-issuance eligibility period. Because these redemption window mechanics became effective upon listing, many Contingent Shares issued in prior periods had not yet reached their first available redemption window as of June 30, 2026 and therefore remained outstanding at period end. As of June 30, 2026, the weighted-average remaining period until first eligibility for redemption of the outstanding Contingent Shares was approximately 145 days. The balance outstanding as of June 30, 2026 primarily reflects the timing of redemption eligibility rather than Contingent Share activity generated during the current year.

All share and per-share amounts presented above reflect the retrospective impact of the 4-for-1 share consolidation effected on October 22, 2025.

Employee Share Option Plan

In 2023, the Company adopted an Employee Share Option Plan (the “ESOP”) to provide equity-based incentives to employees and certain consultants of the Company and its subsidiaries. The purpose of the ESOP is to align the interests of participants with those of shareholders and to support the Company’s ability to attract, retain and motivate individuals who contribute to the long-term success of the business.

Awards under the ESOP may be granted from time to time at the discretion of the Board of Directors or a committee authorized by the Board (the “Administrator”). Options granted under the ESOP generally vest over specified service periods and are exercisable at prices determined by the Administrator at the grant date in accordance with the terms of the plan.

Employee Share Option Activity

A summary of the activity with respect to, and status of, share options during the periods ended June 30, 2026 is presented below:

	Outstanding Options	Weighted Average Exercise Price per Share (£)	Weighted Average Remaining Contractual Term	Weighted Average Remaining Vesting Term	Aggregate Intrinsic Value (£)
Outstanding December 31, 2025	240,786	7.68	7.85	0.68	15,135,808
Granted	8,312	14.69
Outstanding June 30, 2026	249,098	7.91	6.37	3.13	1,656,959

Exercisable as of December 31, 2025	193,559	7.68	7.85	-	12,167,119
Unvested as of June 30, 2026	249,098	7.91	6.37	3.13	1,656,959

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Note 8 - SHARE BASED COMPENSATION (continued)

The per-share weighted average grant-date fair value of share options granted during the period ended June 30, 2026 was £14.69. There were no new share options issued during the six month period ended June 30, 2025.

As of June 30, 2026, approximately £749,349 of unrecognized compensation cost related to the staff options is expected to be recognized over the remaining requisite service period.

Director Options

During the year ended December 31, 2025, the Company granted share options to certain members of the Board of Directors and other senior individuals associated with the Company’s governance framework as part of its equity-based compensation arrangements designed to align incentives with long-term shareholder value creation and support the Company’s strategic oversight and development. No new share options were granted during the period ended June 30, 2026.

These share options were granted outside of the Employee Share Option Plan and were approved by the Board of Directors in accordance with the Company’s equity compensation arrangements. The awards were fully vested on the grant date.

These awards are accounted for as equity-classified share-based compensation within the scope of ASC 718. Because the awards were fully vested at the grant date, the related compensation cost was recognized in full on the grant date based on the grant-date fair value of the options.

Director Option Activity

A summary of the activity with respect to, and status of, share options during the period ended June 30, 2026, is presented below:

	Outstanding Options	Weighted Average Exercise Price per Share (£)	Weighted Average Remaining Contractual Term	Weighted Average Remaining Vesting Term	Aggregate Intrinsic Value (£)
Outstanding December 31, 2025	863,784	3.66	4.51	-	57,769,864
Granted	-
Outstanding June 30, 2026	863,784	3.66	4.01	-	57,769,864

Exercisable as of December 31, 2025	863,784	3.66	4.51	-	57,769,864
Unvested as of June 30, 2026	-	-	-	-	-

During the year ended December 31, 2025, previously outstanding director share options totaling 863,784 options expired and new option awards for the same number of shares were granted. The new awards were issued on substantially the same terms as the expired options, other than a reduction in the exercise price from £4.85 per share to £3.66 per share. The replacement awards were fully vested at the grant date and remain exercisable as of June 30, 2026.

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Note 8 - SHARE BASED COMPENSATION (continued)

Management evaluated the expiry of the original awards and the issuance of the replacement awards in accordance with ASC 718 and concluded that the replacement awards represented new grants issued following the expiry of the original options. The fair value of the replacement awards was measured at the grant date in accordance with ASC 718.

The per-share weighted average grant-date fair value of director options granted during the year ended December 31, 2025 was £17.36. No new share options were granted during the period ended June 30, 2026.

As of June 30, 2026, there was no unrecognized compensation cost related to the director options as they were fully vested at grant date.

Valuation of Share Options

The fair value of share options granted to employees, consultants and directors is estimated at the grant date using the Black-Scholes option pricing model. Share-based compensation expense related to share options is recognized based on the grant-date fair value of the awards and is recognized over the requisite service period, generally ranging from one to four years.

The Black-Scholes option pricing model requires management to make assumptions regarding expected volatility, expected term, risk-free interest rates and expected dividends. Expected volatility is estimated based on historical share price volatility of guideline public companies over a period consistent with the expected term of the awards. The expected term represents the period over which the options are expected to remain outstanding and is estimated based on the contractual term and other relevant factors, including the relationship between the exercise price and the estimated fair value of the underlying shares at the grant date. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with maturities consistent with the expected term of the awards. The Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future; therefore, an expected dividend yield of zero was assumed.

The following weighted-average assumptions were used for grants issued during the six months ended June 30, 2026 under the ASC 718 requirements; no grants were issued during the six months ended June 30, 2025 and therefore no comparative is presented.

June 30, 2026
Share price	£42.99
Weighted average risk-free rate	3.81%
Weighted average volatilty	83.00%
Remaining term	6.86

Determination of Fair Value of Ordinary Shares prior to Listing

Prior to the Company’s direct listing on the Nasdaq Capital Market on November 14, 2025, the fair value of the Company’s ordinary shares was determined using valuation techniques consistent with the income approach, including discounted cash flow methodologies. These valuation techniques incorporated significant assumptions, including projected revenue growth, operating costs, working capital requirements, discount rates and broader market conditions. Because the majority of inputs used in these valuation models were unobservable, the resulting fair value measurements were classified as Level 3 within the fair value hierarchy described in ASC 820.

Following the Company’s direct listing, the fair value of ordinary shares is determined with reference to the quoted market price of the Company’s Class A ordinary shares.

Performance Incentive Grants

On October 14, 2025, the Company granted Performance Incentive Grants (“PIG Awards”) to certain executive directors and senior management, including John Foley, Paul Teasdale and John Garner.

The awards were designed to align executive incentives with long-term shareholder value creation and vest upon achievement of specified Company valuation milestones.

The PIG Awards contain market-based vesting conditions linked to the Company achieving specified equity valuation thresholds ranging from $500 million to $1 trillion. Vesting occurs upon achievement of each applicable valuation milestone, subject to continued service through the applicable vesting date unless otherwise provided in the award agreements.

During the year ended December 31, 2025, valuation milestones associated with the $500 million, $1 billion, $2 billion and $5 billion targets were achieved. As a result, compensation cost associated with those tranches was recognized during the period in accordance with ASC 718. No further valuation milestones were met during the period ended June 30, 2026.

The $10 billion and the $1 trillion valuation milestones had not been achieved as of June 30, 2026. Remaining compensation cost of £90,484 associated with these tranches continues to be recognized over the remaining derived service period.

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Note 8 - SHARE BASED COMPENSATION (continued)

Share-based compensation expense recognized during the periods ended June 30, 2026 and 2025 related to the PIG Awards by valuation milestone was as follows:

Valuation Milestone (Millions)	June 30, 2026
$500	£-
$1,000	-
$2,000	-
$5,000	-
$10,000	11,848
$1,000,000	-
£11,848

Because the vesting conditions associated with the PIG Awards represent market conditions as defined in ASC 718, compensation cost is recognized over the derived service period determined using a Monte Carlo simulation model. Compensation cost is recognized regardless of whether the market condition is ultimately satisfied, provided the applicable service condition is met.

The grant-date fair value of the PIG Awards was estimated using a Monte Carlo simulation model that incorporated assumptions regarding expected volatility, expected time to achievement of valuation targets, risk-free interest rates and other relevant market inputs. The derived service periods determined using the Monte Carlo model ranged between approximately 1.6 years and 4.5 years depending on the applicable valuation milestone. The Monte Carlo simulation used a selected equity volatility of 55.0% and a risk-free interest rate of approximately 3.6% based on the simulation term.

The PIG Awards were granted to members of executive management and are included within related-party disclosures presented in Note 7 – Related Parties.

For the periods ended June 30, 2026 and 2025, the Company recorded the following share-based compensation expense relating to performance incentive grants, share options and contingent shares:

	June 30
	2026	2025
ShareBack program	£84,020	£333,117
Employee Share Option Plan	133,679	489
Director options	-	-
Performance incentive grants	11,848	-
Total share-based compensation expense	£229,547	£333,606

As of June 30, 2026 the Company has approximately £873,702 in unrecognized share compensation expense related to service-based awards which is expected to be recognized over a weighted-average remaining period of approximately 3.13 years.

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Note 9 - SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares.

As of June 30, 2026 and December 31, 2025, the Company had 11,585,687 and 10,963,783 no par value ordinary shares issued, and outstanding, respectively.

Class B Ordinary Shares Held by the WeShop Community Trust

During the year ended December 31, 2025, the Company issued 12,500,000 Class B ordinary shares to the WeShop Community Trust. These shares are held by the Trust to facilitate settlement of Contingent Shares issued under the Company’s ShareBack program (see Note 8 – Share-Based Compensation).

The Class B ordinary shares held by the WeShop Community Trust are issued and outstanding but are held solely for the purpose of facilitating future settlement of ShareBack awards. These shares are not considered outstanding for purposes of earnings per share until such time as they are delivered to users upon redemption of Contingent Shares.

Share Consolidation

On October 22, 2025, the Company effected a 4-for-1 share consolidation. All share and per-share amounts presented in the consolidated financial statements have been adjusted retrospectively to reflect the impact of the share consolidation.

Nasdaq Direct Listing

On November 14, 2025, the Company’s Class A ordinary shares commenced trading on the Nasdaq Capital Market under the ticker symbol “WSHP”. The listing occurred through a direct listing and did not involve the issuance of new shares by the Company.

Note 10 - WARRANTS

As of June 30, 2026, the Company had 37,500 common stock warrants outstanding to purchase shares of its common stock with an exercise price of £12.00 per share. These warrants expire on March 28, 2027.

The warrants were issued during the year ended December 31, 2024 to third-party investors in connection with their participation in broader financing support arrangements relating to WeCap plc, which in turn provided funding to the Company. The warrants were not issued in exchange for employee or non-employee services and do not represent share-based compensation arrangements within the scope of ASC 718.

Management evaluated the warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the warrants represent freestanding equity-classified instruments indexed to the Company’s own stock and are appropriately classified within shareholders’ equity.

Because the warrants are exercisable for a fixed number of shares at a fixed exercise price and do not include service-based vesting conditions or provisions requiring cash settlement by the Company, no liability recognition or subsequent fair value remeasurement is required. Additionally, as the warrants were not issued in exchange for goods or services and did not represent a financing transaction requiring allocation of proceeds, no share-based compensation expense or other issuance-date accounting entry was recognized in the consolidated financial statements in connection with the issuance of the warrants.

The warrants became exercisable following completion of a contractual restriction period and remain exercisable through their contractual term unless exercised or otherwise expired. As of June 30, 2026, all warrants remained outstanding.

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Note 11 - COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company evaluates the status of any such matters to assess whether a loss is probable or reasonably possible and whether accruals or disclosures are required in accordance with ASC 450, Contingencies.

As of June 30, 2026, the Company was not party to any material legal proceedings, and management does not believe that any currently known claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

Note 12 - INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply in the periods in which those temporary differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized.

The Company operates through entities located in multiple jurisdictions, including the British Virgin Islands and the United Kingdom. The British Virgin Islands does not impose corporate income taxes on the Company. The Jersey entity is subject to a headline corporate income tax rate of 0%.

No income tax expense was recorded for the six months ended June 30, 2026 and 2025 due to operating losses incurred in the United Kingdom and the establishment of a full valuation allowance against deferred tax assets.

Provision for income taxes

No provision for current or deferred income taxes was recognized for the six months ended June 30, 2026 and 2025. This reflects the Company’s operating losses in taxable jurisdictions, primarily the United Kingdom, together with the recognition of a full valuation allowance against deferred tax assets arising from those losses.

Income (loss) before income taxes by jurisdiction

Income (loss) before income taxes from continuing operations is summarized below:

£	June 30, 2026	December 31, 2025
Domestic	(4,380,046)	(61,780,879)
Foreign	(783,969)	(1,532,561)
Total domestic and foreign	(5,164,015)	(63,313,440)

Domestic income (loss) before income taxes relates to WeShop Holdings Limited on a standalone basis. Foreign income (loss) before income taxes relates to the Company’s United Kingdom and United States of America subsidiaries.

Reconciliation of statutory tax rate to effective tax rate

The difference between the total provision for income taxes and the amount computed by applying the Jersey statutory income tax rate to the loss before income taxes is as follows:

	June 30, 2026	December 31, 2025
Income Tax (provision) / benefit at the Jersey headline tax rate of 0%	£0	£0
Effects of:
Foreign (profit) / loss not at the Jersey rate	149,967	291,187
Change in Deferred Tax Asset valuation allowance	(149,967)	(291,187)
Income tax expense	-	-

This reconciliation primarily reflects losses generated in jurisdictions outside Jersey and the establishment of valuation allowances against deferred tax assets arising from those losses.

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Note 12 - INCOME TAXES (continued)

Deferred tax assets

Deferred tax assets (“DTAs”) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	June 30, 2026	December 31, 2025
Deferred Tax assets
Net operating loss carryforwards	512,182	362,215
Total gross deferred tax assets	512,182	362,215
Valuation allowance	(512,182)	(362,215)
Net current deferred tax assets	-	-

DTAs relate to UK trading losses and, following the incorporation of WeShop US Inc during the period, US federal and New York State net operating losses. UK losses can be carried forward indefinitely. US federal losses generated after 2017 also carry forward indefinitely but may only offset up to 80% of taxable income in any future year; state loss carryforward rules may differ and are tracked separately.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the two-year period ended June 30, 2026 in respect of the UK operations, together with the pre-revenue stage of the newly established US operations.

On the basis of this evaluation, as of June 30, 2026 a full valuation allowance has been recorded against all DTAs, including those attributable to WeShop US Inc. We will continue to reevaluate the evidence, on a jurisdiction-by-jurisdiction basis, in future years.

Net operating loss carryforwards

As of June 30, 2026, the Company had net operating loss carryforwards in the United Kingdom and, following the incorporation of WeShop US Inc during the period, US federal and New York State net operating losses, available to offset future taxable income. United Kingdom losses may generally be carried forward indefinitely, subject to applicable utilization limitations. US federal losses generated after 2017 also carry forward indefinitely but may only offset up to 80% of taxable income in any future year; state loss carryforward rules may differ and are tracked separately.

Unrecognized tax benefits

As of June 30, 2026, the Company had no unrecognized tax benefits.

Cash taxes paid

The Company did not pay income taxes, net of refunds, during the period ended June 30, 2026.

Note 13 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 24, 2026, the date the consolidated financial statements were available to be issued, in accordance with ASC 855, Subsequent Events.

Subsequent to June 30, 2026, a certain holder of the Company’s Performance Incentive Grants exercised vested awards resulting in the issuance of 69,830 shares and aggregate proceeds of £500,000. A further holder exercised Performance Incentive Grants resulting in the issuance of 5,186 shares and aggregate proceeds of $50,000 (approximately £37,700). In aggregate, these exercises resulted in the issuance of 75,016 shares and proceeds of approximately £537,700. Proceeds from these exercises were used to support the Company’s working capital requirements and general corporate purposes.

Other than as described above, the Company did not identify any subsequent events requiring adjustment to or disclosure in the consolidated financial statements.

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